Exhibit 99.4

CONFIDENTIALITY, NON-COMPETITION AND

NON-SOLICITATION AGREEMENT

This Confidentiality, Non-Competition and Non-Solicitation Agreement (this “Agreement”) is entered into as of October 13, 2014, by and among Targa Resources Corp., a Delaware corporation (“TRC”), Targa Resources Partners LP, a Delaware limited partnership (“NGLS”), and Edward E. Cohen (“Equityholder”). TRC, NGLS and Equityholder are collectively referred to herein as the “Parties” and sometimes each individually as a “Party”.

WHEREAS, concurrently with the execution of this Agreement, TRC, Trident GP Merger Sub LLC, a Delaware limited liability company, Atlas Energy, L.P., a Delaware limited partnership (“ATLS”), and Atlas Energy GP, LLC, a Delaware limited liability company, are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “ATLS Merger Agreement”);

WHEREAS, concurrently with the execution of this Agreement, TRC, NGLS, Targa Resources GP LLC, a Delaware limited liability company, Trident MLP Merger Sub, LLC, a Delaware limited liability company, ATLS, Atlas Pipeline Partners, L.P., a Delaware limited partnership (“APL”), and Atlas Pipeline Partners GP, LLC, a Delaware limited liability company, are entering into an an Agreement and Plan of Merger, dated as of the date hereof (the “APL Merger Agreement”);

WHEREAS, as a result of the transactions contemplated by the ATLS Merger Agreement and the APL Merger Agreement (such transactions, the “Mergers”), Equityholder will receive substantial compensation and benefits;

WHEREAS, Equityholder agrees that effective as of the closing date of the Mergers (the “Effective Date”), it is agreeing to the restrictions set forth in this Agreement as inducement for TRC and NGLS to enter into the the ATLS Merger Agreement and the APL Merger Agreement, as applicable;

WHEREAS, Equityholder acknowledges that this Agreement is necessary to protect TRC’s and NGLS’ goodwill and the goodwill that they will acquire as a result of the completion of the transactions under the Merger Agreements; and

WHEREAS, all capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the ATLS Merger Agreement.

NOW, THEREFORE, in consideration of good and valuable consideration, which Equityholder acknowledges to be good and valuable consideration for his obligations in this Agreement, the Parties hereby agree as follows, in each case with such agreement to be effective only on and after the Effective Date:

1. Confidential Information.

(a) “Retained Companies” shall have the meaning ascribed to such term in the ATLS Merger Agreement except that for purposes of this Agreement, such term shall also include each Retained Company’s successors.

(b) “Confidential Information” means any and all non-public, confidential or proprietary information or work product, as well as trade secrets, of the Retained Companies, including, without limitation, any such information regarding any of the Retained Companies’ businesses, operations, assets, liabilities, properties, systems, methods, models, processes, results, performance, investments, investors, financial affairs, future plans, business prospects, acquisition or investment opportunities, strategies, business partners, business relationships, customers, contracts, contractual relationships, organizational or personnel matters, policies or procedures, management or compensation matters, compliance or regulatory matters, as well as any such information that is technical, industry, market or other data, studies or research, or that is any forecasts, projections, valuations, derivations, or other analyses in the possession of, any Retained Company.

(c) Equityholder has received or had access to certain Confidential Information in connection with his involvement with the Retained Companies and the Mergers, and Equityholder acknowledges the receipt of said Confidential Information. Equityholder agrees for the term of eighteen months following the closing of the Mergers to disclose to any Person, except as provided or permitted herein, any of the Confidential Information. Confidential Information for purposes of this Agreement shall not include information that (i) is or becomes generally available in the public domain other than as a result of disclosure by Equityholder in breach of this Agreement, (ii) becomes available to Equityholder on a non-confidential basis from a source other than TRC or NGLS or their respective subsidiaries (including the Retained Companies following the Mergers); provided that such source is not known by Equityholder to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to TRC or NGLS or their respective subsidiaries (including the Retained Companies following the Mergers) with respect to such information, or (iii) is independently developed by Equityholder without the use of any information that is otherwise Confidential Information and without otherwise violating Equityholder’s obligations hereunder; and

(d) In the event that Equityholder receives a request to disclose any Confidential Information under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or by a governmental body or other legal process, Equityholder agrees, to the extent permitted by law and practicable, to (a) promptly notify TRC and NGLS of the existence, terms and circumstances surrounding such request so that TRC and NGLS may seek an appropriate protective order and/or waive compliance with the nondisclosure provisions of this Agreement (and, if TRC or NGLS seeks such an order, to provide, at such Party’s expense, such cooperation as such Party may reasonably request) and (b) if disclosure of such Confidential Information is required upon the advice of Equityholder’s counsel, exercise Equityholder’s reasonable efforts, at TRC and NGLS’s expense, to obtain an order or other reliable assurance that confidential treatment will be accorded to any Confidential Information so disclosed by Equityholder. Any disclosure of Confidential Information in response to a request or required by law or governmental or quasi-governmental authority (including by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) that is made in accordance with this Section 1 shall not constitute a breach of this Agreement.

2. Non-Compete; Non-Solicit.

(a) Equityholder hereby agrees that from the Effective Date and until eighteen months following the Effective Date (the “Restricted Period”), Equityholder shall not, directly or indirectly, anywhere in the Restricted Area (as defined below):

(i) engage or participate in a Restricted Activity (as defined below), either directly or indirectly (including indirectly though one or more of his Affiliates), alone or as a partner, joint venturer, officer, director, member, employee, consultant, agent, independent contractor, employer, owner, operator, manager, advisor, stockholder, officer, or any other similar capacity, or holder of an equity interest of, any Person or business;

(ii) solicit for employment or hire or employ any individual who is, employed by any of the Retained Companies or any of their Affiliates; provided, however, that the foregoing shall not restrict any general solicitations of employment, whether through public advertisements, search firms or otherwise, that are not specifically directed at such employees and hiring persons (other than persons at a managerial level or higher) as a result of such general solicitations and Equityholder shall not be prohibited from soliciting, hiring, employing or otherwise engaging any such individual whose employment with any of the Retained Companies or any of their Affiliates has been terminated or hiring, employing or otherwise engaging any individual who approaches the Equityholder for employment without any solicitation by the Equityholder; or

(iii) cause, solicit, or knowingly encourage any material client, customer, vendor, supplier, or licensor of any of the Retained Companies or any of their Affiliates as of the Effective Date or any other Person who had a material business relationship with the Retained Companies as of the Effective Date, to cease doing business with the Retained Companies or any of their Affiliates.

(b) For purposes of this clause, “Restricted Activity” is a business engaged in gathering, processing, treating, transporting and storing hydrocarbons or the products therefrom in connection with the provision of services in the midstream natural gas industry.

(i) For purposes of this clause, “Restricted Area” means the West Texas, South Texas, West Oklahoma and South Oklahoma geographic area, which includes the Anadarko, Arkoma and Permian Basins and the Eagle Ford Shale play in South Texas.

(ii) Notwithstanding the foregoing and without implicitly agreeing herein that the following activities would otherwise be subject to the provisions of Section 2(a), nothing in this Agreement shall preclude, prohibit or restrict Equityholder from, and any Restricted Activity shall not include any of the following: (A) acquiring, owning or holding five percent (5%) or less of the outstanding interests in or securities of any publicly traded corporation (it being agreed that interests in or securities of any Person acquired or held by an pension fund or any other benefit plan of Equityholder shall not be subject to any limitation hereunder and shall not be considered a violation of this Agreement), (B) engage or participate in any activity or business conducted or engaged in by the Spin-Off Companies on or prior to the Effective Date, including but not limited to its exploration, development and production businesses involving natural gas, crude oil and natural gas liquids, either directly or indirectly (including indirectly though one or more of his Affiliates), alone or as a partner, joint venturer, officer, director, member, employee, consultant, agent, independent contractor, employer, owner, operator, manager, advisor, stockholder, officer, or any other similar capacity, or holder of an equity interest of, any Person or business and activities incidental thereto, (C) acquiring, owning or holding any interests in or securities of any Person (or being a partner, joint venturer, officer, director, member, employee, consultant, agent, independent contractor, employer, owner, operator, manager, advisor, stockholder, officer, or serving in any other similar capacity of any other Person) that derived ten percent (10%) or less of its total annual revenues in its most recent fiscal year from activities that constitute Restricted Activities in the Restricted Area, (D) being employed by, associated with or otherwise providing services to a subsidiary, division or unit of any entity where such entity has a subsidiary, division or unit (other than the subsidiary, division or unit with which the Equityholder is employed, associated with or otherwise provides services to) which is engaged in Restricted Activities in the Restricted Area so long as the Equityholder does not provide services to the subsidiary, division or unit engaged in such competitive business or (E) participating in any of the permitted activities described on Annex A attached hereto.

(iii) Oklahoma. Notwithstanding the foregoing, the above-referenced limitations in Section 2(a) shall not apply in those portions of the Restricted Area located within the State of Oklahoma. Instead, Equityholder agrees that the restrictions on Equityholder’s activities within those portions of the Restricted Area located within the State of Oklahoma shall be as follows: During the Restricted Period, Equityholder will not directly solicit the sale of goods, services, or a combination of goods and services that constitutes Restricted Activity from the established customers of any of the Retained Companies or their respective Affiliates.

(iv) Relief. Equityholder, TRC, and NGLS agree and acknowledge that the limitations as to time, geographical area and scope of activity to be restrained as set forth in Section 2 are reasonable and do not impose any greater restraint than is necessary to protect TRC, NGLS and the APP Companies and their legitimate business interests, including the Confidential Information provided by the Retained Companies to Equityholder and the goodwill conveyed by Equityholder through the Merger Agreements. Equityholder, TRC and NGLS also acknowledge that money damages would not be sufficient remedy for any breach of this Section 2 by Equityholder, and TRC and NGLS or their Affiliates shall be entitled to enforce the provisions of this Section 2 by obtaining specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies, which shall not be deemed the sole and exclusive remedies for a breach of Section 2, but shall be in addition to all remedies available at law or in equity, including the recovery of damages from Equityholder and his agents. The Parties further acknowledge and agree that, in the event of any breach by Equityholder of the provisions of Section 2 above, the Restricted Period shall be tolled and extended by the length of such period of breach.

(c) Reasonableness; Enforcement. Equityholder acknowledges that the geographic scope and duration of the covenants contained in Section 2 are the result of arm’s-length bargaining and are fair and reasonable in light of (i) Equityholder’s contact with the Retained Companies’ business in the Restricted Area, (ii) Equityholder’s association with the goodwill of the Retained Companies and (iii) the Confidential Information of the Retained Companies that Equityholder received and had access to. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permitted under applicable legal requirements, whether now or hereafter in effect and therefore, to the extent permitted by applicable legal requirements, Equityholder, TRC and NGLS hereby waive any provision of applicable legal requirements that would render any provision of this Section 2 invalid or unenforceable.

(d) Reformation. The Parties agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Section 2 would cause irreparable injury to TRC, NGLS and the Retained Companies. Equityholder understands that the foregoing restrictions may limit Equityholder’s ability to engage in certain businesses anywhere in the Restricted Area during the Restricted Period, but acknowledges that such restrictions shall not prevent Equityholder from being able to obtain gainful employment. Nevertheless, if any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions herein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, the Parties intend to make this provision enforceable under the law or laws of all applicable States and other jurisdictions so that the entire agreement not to compete and this Agreement as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal.

3. Release by the Equityholder of the Released Parties. Effective as of the consummation of the transactions contemplated by the Merger Agreements (the “Closing”) and without any further action by any party hereto:

(a) Release of Claims. Equityholder, for Equityholder and for Equityholder’s estate, executors, heirs, representatives, agents, administrators, Affiliates (which for these purposes shall not include any of the Transferred Entities or their Affiliates other than Equityholder), and assigns, hereby finally, unconditionally, irrevocably and absolutely forever releases, acquits, remises, and discharges the Retained Companies and their Affiliates and each of the foregoing entities’ respective individual, joint or mutual, past, present, and future officers, directors, shareholders, members, managers, partners, and employees, and all of the foregoing Persons’ predecessors, successors, assigns, heirs, executors, administrators, Affiliates, agents, and representatives, each solely in their capacity as such (each a “Released Party” and collectively, the “Released Parties”), from any and all actions, arbitrations, audits, hearings, investigations, litigations, orders, suits (whether civil, criminal, administrative, investigative, or informal), debts, sums of money, interest owed, accounts, contribution obligations, reckonings, bonds, bills, covenants, controversies, agreements, guaranties, promises, undertakings, variances, trespasses, credit memoranda, charges, damages, judgments, executions, obligations, costs, expenses, fees (including, without limitation, attorneys’ and accountants’ fees, expenses, and court costs), counterclaims, claims, demands, causes of action, and liabilities, and hereby finally, unconditionally, irrevocably, and absolutely forever waives any and all offsets and defenses, in each case to the extent arising out of any action, inaction, event, circumstance, agreement, misrepresentation, omission, transaction, fact, or occurrence occurring or alleged to have occurred on or prior to the Effective Date of the Mergers, whether known or unknown, absolute or contingent, matured or unmatured, foreseeable or unforeseeable, suspected or unsuspected, accrued or not accrued, previously or presently existing, or hereafter discovered, at law, in equity or otherwise, whether arising by statute, common law, in contract, in tort, or otherwise, of any kind, character, or nature whatsoever, that Equityholder may now have, has ever had, or that might subsequently accrue, including, without limitation, any that may be asserted derivatively or otherwise against any Released Party regarding any action or omission by the Retained Companies in respect of the Equityholder on or prior to the Effective Time, including, without limitation, as the result of any alleged breach of any contract, incentive compensation plan or agreement, employment agreement, restricted stock agreement, stock option plan, or similar agreement with any Released Party (collectively, the above are referred to as the “Released Claims”); provided that nothing herein shall release the Equityholder’s right to receive payments under the Mergers or for wages earned as an employee, but not yet paid in accordance with the Companies regularly scheduled payroll or from any other rights of the Equityholder under the Merger Agreement and other Transaction Agreements and without limitation of any of the rights of the Equityholder pursuant to Section 7.11 (Indemnification; Directors’ and Officers’ Insurance) of each of the Merger Agreements and any claim relating to any such rights shall not be a Released Claim.

(b) Force of Release. THE RELEASE IN SECTION 3(a) IS SPECIFICALLY INTENDED TO OPERATE AND BE APPLICABLE EVEN IF IT IS ALLEGED, CHARGED OR PROVEN THAT ALL OR SOME OF THE CLAIMS OR DAMAGES RELEASED WERE SOLELY AND COMPLETELY CAUSED BY ANY ACTS OR OMISSIONS, WHETHER NEGLIGENT, GROSSLY NEGLIGENT, INTENTIONAL OR OTHERWISE, OR RECKLESS OR WILLFUL, WANTON MISCONDUCT, OF OR BY ANY OF THE RELEASED PARTIES.

(c) No Prior Transfer. Equityholder represents and warrants that Equityholder has not transferred, pledged, assigned, or otherwise hypothecated to any other Person all or any portion of any Released Claims (or any claims that would constitute Released Claims but for any such transfer, pledge, or assignment) or any rights or entitlements with respect thereto and the execution and delivery of this Agreement does not violate or conflict with the terms of any contract, agreement, or other instrument to which Equityholder is a party or by which Equityholder otherwise is bound.

(d) Limitations of Release; Full Knowledge.

(i) Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Section 3 shall be deemed to be a waiver by Equityholder of any rights or claims to the extent arising out of any action, inaction, event, circumstance, agreement, misrepresentation, omission, transaction, fact, or occurrence occurring or alleged to have occurred after the Effective Time.

(ii) Equityholder acknowledges and agrees that the provisions of this Section 3 are valid, fair, adequate, and reasonable and were agreed to with his full knowledge and consent, were not procured through fraud, duress, or mistake and have not had the effect of misleading, misinforming, or failing to inform him.

(e) Unknown Claims. Equityholder hereby irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting, or causing to be commenced, any action, proceeding, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) of any kind against any Released Party based upon any Released Claims. Equityholder understands and agrees that he is expressly waiving all Released Claims, including, but not limited to, those that he may not know of or suspect to exist, which if known, may have materially affected the decision to enter into this Agreement, and Equityholder expressly waives any rights under applicable law that provide to the contrary.

(f) EEOC. Equityholder understands that by releasing employment-related claims against the Released Parties, Equityholder also forever releases and discharges any rights Equityholder may have to file or recover in a lawsuit Equityholder may bring himself on the same claims and also any right that Equityholder may have to any relief that Equityholder might otherwise be entitled to as a result of any proceedings instituted by the Equal Employment Opportunity Commission or any other comparable enforcement authority or by the representative(s) of any class to which it is alleged the undersigned may belong. Notwithstanding the foregoing, nothing herein shall prohibit or restrict Equityholder from (i) filing a charge or claim with or participating in an investigation or proceeding conducted by the Equal Employment Opportunity Commission or any state or local employment practices agency; provided that Equityholder shall not be permitted to accept any personal relief with respect to any such charge or claim or (ii) making, asserting or cooperating with any claim, charge, or right which cannot be waived under applicable law.

(g) No Admission. Equityholder acknowledges and agrees that this Agreement is not to be construed in any way as an admission of any liability whatsoever by any Released Party under any other federal or state statute or the principles of common law, any such liability having been expressly denied.

(h) Knowing Execution. Equityholder further declares and represents that Equityholder has carefully read and fully understands the terms of this Agreement, that Equityholder has been advised and had the opportunity to seek the advice and assistance of counsel with regard to this Agreement, and that Equityholder knowingly and voluntarily, of Equityholder’s own free will, without any duress, being fully informed and after due deliberate action, accepts the terms of and signs the same as Equityholder’s own free act.

4. Miscellaneous.

(a) Notices. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given (i) when received if delivered personally or by courier, (ii) on the date receipt is acknowledged if delivered by certified mail, postage prepaid, return receipt requested or (iii) one day after transmission if sent by facsimile transmission with confirmation of transmission, as follows:

If to Equityholder, addressed to:	Edward E. Cohen
Atlas Energy, L.P.
712 Fifth Avenue
New York, New York 10019

If to TRC, addressed to:	Targa Resources Corp.
1001 Louisiana Street, Suite 4300
Houston, Texas 77002
Attention: General Counsel
Facsimile: (713) 584-1100

If to NGLS, addressed to:	Targa Resources Partners LP
1001 Louisiana Street, Suite 4300
Houston, Texas 77002
Attention: General Counsel
Facsimile: (713) 584-1100

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices or changes of address shall be effective only upon receipt.

(b) Successors and Assigns.

(i) No assignment of this Agreement or any part hereof will be made by TRC and NGLS. Equityholder may not assign this Agreement or any part hereof. Any purported assignment by TRC, NGLS or Equityholder shall be null and void from the initial date of purported assignment.

(ii) This Agreement shall bind and inure to the benefit of and be enforceable by and against the TRC, NGLS and Equityholder and their successors and permitted assigns.

(c) Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of the State of Delaware without regard to conflicts-of-law principles. Any action or proceeding by any of the Parties to enforce this Agreement shall be brought only in any state or federal court located in the State of Delaware or the Delaware Court of Chancery. The Parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

(d) Entire Agreement. Unless specifically provided herein, this Agreement contains all the understandings and representations among the Parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(e) Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by Equityholder and by an authorized representative of TRC and NGLS. No waiver by any of the Parties of any breach by any other Party hereto or of any condition or provision of this Agreement to be performed by any other Party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by any of the Parties in exercising any right, power, or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege.

(f) Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the Parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The Parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the Parties as embodied herein to the maximum extent permitted by law.

The Parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had not been set forth herein.

(g) Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

(h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

(i) Effectiveness of Agreement. This Agreement becomes effective when executed by Equityholder, but the obligations under it only commence upon the occurrence of the Effective Date. In the event that the Merger Agreement is terminated, this Agreement shall automatically and without any action of the parties automatically terminate and cease to be of any force and effect.

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SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date above.

TARGA RESOURCES CORP

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	Chief Executive Officer

TARGA RESOURCE PARTNERS LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	Chief Executive Officer

And

EQUITYHOLDER

/s/ Edward E. Cohen
Edward E. Cohen